Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Announces a CEO Transition

TEL AVIV, Israel – April 5, 2024 − RADCOM Ltd. (Nasdaq: RDCM) announced today that the Board has appointed Mr. Hilik Itman as interim CEO, effective April 7, 2024. Hilik, who has served as the Company’s Chief Operating Officer since 2020, brings 27 years of invaluable experience with Radcom, having held various key roles in R&D and serving as Vice President of Research and Development since 2014. Mr. Guy Shemesh, who assumed the CEO role in mid-February, is stepping down, effective April 7, 2024, due to personal reasons.

The board has initiated a thorough search process for a permanent CEO to lead the company into the next phase of its growth and transformation journey.

Ms. Heli (Rachel) Bennun, RADCOM’s Executive Chairman of the Board, said: “I am pleased that Mr. Hilik Itman has agreed to serve as RADCOM’s interim CEO at the board's request, and we extend our best wishes to Mr. Guy Shemesh. Mr. Hilik Itman has a proven track record in leadership roles at RADCOM, focusing on customer satisfaction for our installed base with our innovative assurance solutions.”

“With my support, Hilik, the entire management team, and all the board members will ensure a seamless transition until we nominate a permanent CEO. I am confident that Hilik will navigate the Company successfully during this transition period, and we will continue to execute our business strategy effectively.”

Ms. Heli (Rachel) Bennun concluded: “RADCOM remains fully committed to enhancing profitability and growth, continuing the positive momentum of the past four years.”

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G-ready cloud-native network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection, on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “expect,” “believe,” “will,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its growth momentum and enhanced profitability, it uses forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update forward-looking statements for any reason.